Exhibit 4.6

The following description of the terms of our common stock and preferred stock is not complete and is qualified in its entirety by reference to our Certificate of Incorporation, as amended (“Certificate of Incorporation”), the Certificate of Designation authorizing the issuance of our Series A Preferred Stock (the “Certificate of Designation”) and our Bylaws (the “Bylaws”), all of which are exhibits to this Report on Form 10-K .

We are authorized to issue 10,000,000 shares of blank check preferred stock, $0.0001 par value, of which 1,080,092 shares have been designated as Series A Preferred Stock, par value $0.0001 (“Series A Preferred Stock”). and 900,000,000 shares of common stock, $.0001 par value per share.

Our Certificate of Incorporation gives our Board of Directors authority to issue shares of “blank check” preferred stock from time to time in one or more series, each having the voting powers, if any, designations, powers, preferences, and the relative, participating, optional, or other rights, if any, and the qualifications, limitations, or restrictions as determined by our Board of Directors.

Series A Preferred Stock

Holders of our Series A Preferred Stock are entitled to dividends when and if declared by our Board of Directors.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Series A Preferred Stock are entitled to be paid, after payment of or provision for our debts and other liabilities, a liquidation preference of $0.25 per share, plus an amount equal to accrued and unpaid dividends (whether or not authorized or declared) up to but excluding the date of payment, before any payment is made to holders of common stock and any other class or series of capital stock ranking junior to the Series A Preferred Stock as to liquidation rights.

Holders of Series A Preferred Stock may elect at any time to convert their shares of Series A Preferred Stock into shares of common stock at an initial conversion price of $0.05 per share of common stock. The conversion price is subject to certain anti-dilution and other adjustments.

Holders of Preferred Shares vote on an as-converted basis, together with holders of common stock, as a single class, on the election of directors and all other matters presented to stockholders, except for matters as to which under applicable law and the certificate of designation a class vote of the holders of the Series A Preferred Stock is required.

Common Stock

Holders of our common stock are entitled to receive dividends when and as declared by our Board out of funds legally available therefore. Upon dissolution of our company, after payment of the liquidation preference to holders of our Series A Preferred Stock, the holders of common stock are entitled to share, pro rata, in our net assets after payment of or provision for all of our debts and liabilities. Each share of common stock is entitled to participate on a pro rata basis with each other share of such stock in dividends and other distributions declared on shares of common stock.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and may not cumulate their votes for the election of directors. The holders of common stock do not have preemptive rights to subscribe for additional shares of any class that we may issue, and no share of common stock is entitled in any manner to any preference over any other share of such stock. Our common stock is traded on the OTCQB Venture Market.